Exhibit 99.1

NOT FOR IMMEDIATE RELEASE

SYMANTEC TO ACQUIRE LIFELOCK FOR $2.3 BILLION TO FORM WORLD’S LARGEST DIGITAL SAFETY PLATFORM FOR CONSUMERS AND FAMILIES

•	Combines Norton, the #1 Consumer Security brand, and LifeLock, a leading Identity Protection provider

•	Combination will expand addressable market, broaden value proposition, and enable sustainable consumer segment revenue and profit growth

•	Company reaffirms fiscal year 2017 non-GAAP financial guidance

•	Company reaffirms fiscal year 2018 non-GAAP EPS guidance; acquisition expected to be accretive to FY2019 non-GAAP EPS

MOUNTAIN VIEW, Calif. and TEMPE, Ariz.—November 20, 2016 — Symantec Corp. (NASDAQ: SYMC) and LifeLock, Inc. (NYSE: LOCK) today announced that they have entered into a definitive agreement for Symantec to acquire LifeLock for $24 per share or $2.3 billion in enterprise value. The deal, which was approved by the boards of directors of both companies, is expected to close in the first calendar quarter of 2017, subject to customary closing conditions including LifeLock stockholder approval.

In the last year, one third of American citizens and over 650 million people globally were the victims of cybercrime. Consequently, more and more consumers are concerned about digital safety, an estimated $10 billion market growing in the high single digits. In the United States alone, the estimated total addressable market is 80 million people.

“As we all know, consumer cybercrime has reached crisis levels. LifeLock is a leading provider of identity and fraud protection services, with over 4.4 million highly-satisfied members and growing. With the combination of Norton and LifeLock, we will be able to deliver comprehensive cyber defense for consumers,” said Greg Clark, Symantec’s CEO. “This acquisition marks the transformation of the consumer security industry from malware protection to the broader category of Digital Safety for consumers.”

Symantec’s acquisition of LifeLock brings together the #1 leader in consumer security with a leading provider of identity protection and remediation services. The combination will create the world’s largest consumer security business with over $2.3 billion in annual revenue based on last fiscal year revenues for both companies.

“People’s identity and data are prime targets of cybercrime. The security industry must step up and defend through innovation and vigilance,” said Dan Schulman, Symantec’s Chairman of the Board. “With the acquisition of LifeLock, Symantec adds a new dimension to its protection capabilities to address the expanding needs of the consumer marketplace.”

“After a thorough review of a broad range of alternatives, our board of directors unanimously concluded that Symantec is the ideal strategic partner for LifeLock and offers our shareholders a significant premium for their investment, at closing,” said Hilary Schneider, CEO of LifeLock. “Together with Symantec we can deploy enhanced technology and analytics to provide our customers with unparalleled information and identity protection services. We are very pleased to have reached an outcome that serves the best interests of all LifeLock stakeholders.”

By offering each of the company’s respective customer bases a broader digital safety solution, Symantec expects to achieve additional revenue upside through higher ASPs and improved retention rates.

Symantec expects to finance the transaction with cash on the balance sheet and $750 million of new debt. Symantec’s board of directors has also increased the company’s share repurchase authorization from approximately $800 million to $1.3 billion, with up to $500 million in repurchases targeted by the end of fiscal 2017.

Given the expected closing in the first calendar quarter of 2017, Symantec expects the transaction to have no impact to its quarter ending December 30, 2016. The transaction is also not expected to have a material impact to Symantec’s fiscal year 2017 financial results, and the company is reaffirming its prior fiscal year 2017 financial guidance at this time: non-GAAP revenue of $4,040 - $4,120 million; non-GAAP operating margin of 27-29%; and non-GAAP earnings per share of $1.12-$1.18. The company is also reaffirming its prior fiscal year 2018 non-GAAP earnings per share guidance of $1.70-$1.80. Symantec expects the transaction to be accretive to non-GAAP earnings per share in fiscal year 2019.

The transaction is subject to the satisfaction of customary closing conditions, including regulatory approval in the United States and LifeLock stockholder approval.

Citi and J.P. Morgan Securities, LLC are serving as co-lead financial advisors to Symantec’s Board of Directors (in alphabetical order). Barclays, Bank of America, Citi, J.P. Morgan, Merrill Lynch and Wells Fargo are acting as financial advisors and are providing debt financing commitments to Symantec (in alphabetical order). Fenwick & West LLP is acting as legal advisor to Symantec in connection with the acquisition, and Fenwick & West LLP and Simpson Thacher & Bartlett LLP are acting as legal advisors to Symantec in connection with the debt financing. Goldman, Sachs & Co. is acting as financial advisor to LifeLock. Wilson Sonsini Goodrich & Rosati and Skadden, Arps, Slate, Meagher & Flom LLP are acting as legal advisors to LifeLock.

Conference Call

Management will discuss the details of this transaction on a conference call scheduled for Monday, November 21, 2016 at 5:30 AM PT/8:30 AM ET. Interested parties may access the conference call on the Internet at http://www.symantec.com/invest. To listen to the live call, please go to the website at least 15 minutes early to register, download and install any necessary audio software. For telephone access to the conference, call (877) 475-6198 within the United States or (970) 297-2372 from outside the United States. Please call 15 minutes early on November 21 and give the operator conference ID number 24263402. A replay and our prepared remarks will be available on the investor relations home page shortly after the call is completed.

About Symantec

Symantec Corporation (NASDAQ: SYMC), the world’s leading cyber security company, helps organizations, governments and people secure their most important data wherever it lives. Organizations across the world look to Symantec for strategic, integrated solutions to defend against sophisticated attacks across endpoints, cloud and infrastructure. Likewise, a global community of more than 50 million people and families rely on Symantec’s Norton suite of products for protection at home and across all of their devices. Symantec operates one of the world’s largest civilian cyber intelligence networks, allowing it to see and protect against the most advanced threats. For additional information, please visit www.symantec.com or connect with us on Facebook, Twitter, and LinkedIn.

NOTE TO EDITORS: If you would like additional information on Symantec Corporation and its products, please visit the Symantec News Room at http://www.symantec.com/news. All prices noted are in U.S. dollars and are valid only in the United States.

Symantec and the Symantec Logo are trademarks or registered trademarks of Symantec Corporation or its affiliates in the U.S. and other countries. Other names may be trademarks of their respective owners.

About LifeLock

LifeLock, Inc. (NYSE: LOCK) is a leading provider of proactive identity theft protection services for consumers and consumer risk management services for enterprises. LifeLock’s threat detection, proactive identity alerts, and comprehensive remediation services help provide peace of mind for consumers amid the growing threat of identity theft. Leveraging unique data, science and patented technology from ID Analytics, LLC, a wholly owned subsidiary, LifeLock offers identity theft protection that goes significantly beyond credit monitoring. As part of its commitment to help fight identity theft, LifeLock works to train law enforcement and partners with a variety of non-profit organizations to help consumers establish positive habits to combat this threat.

Forward-Looking Statements

This press release contains statements which may be considered forward-looking within the meaning of the U.S. federal securities laws, including statements regarding Symantec’s financial guidance and the acquisition of LifeLock, Inc. and the time frame in which this will occur, Symantec’s financing of the acquisition and the expected benefits to Symantec, LifeLock, and their respective customers, stockholders and investors from completing the acquisition, including without limitation expected revenue and subscriber growth, improvements to total addressable market and value proposition, future product innovation, earnings accretion and cost savings, statements regarding cost reduction, integration and synergy efforts, and the potential benefits to be derived therefrom. These statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from results expressed or implied in this press release. Such risk factors include those related to: obtaining required regulatory clearances and LifeLock stockholder approval and the satisfaction of other closing conditions, the potential impact on the businesses of LifeLock and Symantec due to uncertainties regarding the acquisition; the retention of employees of LifeLock and the ability of Symantec to successfully integrate LifeLock and to achieve expected benefits; general economic conditions; the ability of Symantec to successfully execute strategic plans; maintaining customer and partner relationships; anticipated growth of certain market segments; fluctuations in tax rates and currency exchange rates; the timing and market acceptance of new product releases and upgrades; and the successful development of new products and integration of acquired businesses, and the degree to which these products and businesses gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this press release. Neither Symantec nor LifeLock assume any obligation, and do not intend, to update these forward-looking statements or reasons why results might differ as a result of future events or developments. Additional information concerning these and other risk factors is contained in the Risk Factors section of Symantec’s Form 10-K for the year ended April 1, 2016 and the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 and in the Risk Factors section of LifeLock Form 10-K for the year ended December 31, 2015 and the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016.

Additional Information About the Merger

In connection with the proposed merger, LifeLock will file a proxy statement with the SEC. The definitive proxy statement will be mailed to LifeLock stockholders and will contain important information about the proposed merger and related matters. LIFELOCK STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE PARTIES TO THE MERGER. LifeLock stockholders are advised that they may obtain free copies of the proxy statement filed by LifeLock with the SEC (when this document becomes available) on the SEC’s website at http://www.sec.gov. In addition, free copies of the proxy statement may be obtained (when this document becomes available) from LifeLock’s website at http://investor.LifeLock.com or from LifeLock by written request to Investor Relations, 60 East Rio Salado Parkway, Suite 400, Tempe, AZ 85281.

Additionally, LifeLock and Symantec will file other relevant materials in connection with the proposed acquisition of LifeLock by Symantec pursuant to the terms of an Agreement and Plan of Merger by and among, Symantec, L1116 Merger Sub, Inc., a wholly owned subsidiary of Symantec, and LifeLock Symantec, LifeLock and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of LifeLock stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Symantec’s executive officers and directors in the solicitation by reading Symantec’s most recent Annual Report on Form 10-K, which was filed with the SEC on May 20, 2016 and the proxy statement and other relevant materials filed with the SEC when they become available. Information concerning the interests of LifeLock’s participants in the solicitation, which may, in some cases, be different than those of LifeLock’s stockholders generally, will be set forth in the proxy statement relating to the merger when it becomes available.

Symantec Corp.

Media:

Kristen Batch 650-527-5152

kristen_batch@symantec.com

Investors:

Jonathan Doros

Jonathan_Doros@symantec.com

Nate Pollack

nate_pollack@symantec.com

LifeLock, Inc.

Investors:

Jamison Manwaring 480-457-5168

Investor.relations@lifelock.com